Universe2U Inc.
                      30 West Beaver Creek Road, Suite 109,
                     Richmond Hill, Ontario, Canada  L4B 3K1
              T. 905.881.3284  F. 905.881.1152  www.universe2u.com


July  30,  2002

VIA  FACSIMILE  AND  EDGAR
Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE:     UNIVERSE2U  INC.  (REGISTRATION  NO.  333-66940)

Application  for  Withdrawal
----------------------------

Ladies  and  Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Universe2U Inc., a Nevada corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-66940, together with all exhibits thereto, filed with the Securities and Exchange Commission on August 6, 2001 (the "Registration Statement").

Pursuant to the Registration Statement, the Registrant proposed to register for offer and re-sale by Fusion Capital Fund II, LLC ("Fusion") of up to an aggregate of 6,750,000 shares of common stock of the Registrant, consisting of 6,375,000 shares of common stock and 375,000 shares of common stock underlying warrants. The Registrant believes that current market conditions this offering inadvisable. The Registrant has previously issued to Fusion 375,000 shares of common stock and warrants to purchase 375,000 shares. No securities have been sold under the Registration Statement and no selling efforts were made by the underwriters. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Please do not hesitate to call Keith Moskowitz or David Lubin, counsel to the Registrant, at (212) 986-9700, or the undersigned at (905) 709-5241 should you have any questions regarding this matter.


                                     Very  truly  yours,



                                     /s/  Kim  Allen
                                     Kim  Allen
                                     Chief  Executive  Officer


cc:  Franklin  Green,  Division  of  Corporate  Finance
     Sondra  Stokes
     John  Hartz
     Steven  C.  Duvall